     As filed with the Securities and Exchange Commission on December 22, 1998

                                                              File No. 333-61761
                                                              File No. 811-08963
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933             [X]


                  Pre-Effective Amendment No. 2                              [X]

                  Post-Effective Amendment No. ___                           [ ]


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [X]


                  Amendment No. 2                                            [X]


                      TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
                           (Exact Name of Registrant)

                        TIAA-CREF LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                730 Third Avenue
                            New York, New York 10017
                                 (800) 842-2733
    (Address and Telephone Number of Depositor's Principal Executive Offices)

                             Peter C. Clapman, Esq.
                        TIAA-CREF Life Insurance Company
                                730 Third Avenue
                            New York, New York 10017
               (Name and Address of Agent for Service of Process)

                                    Copy to:

                              Steven B. Boehm, Esq.
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D. C. 20004-2415

                  Approximate Date of Proposed Public Offering:
    As soon as practicable after effectiveness of the Registration Statement.

                      Title of Securities Being Registered:
                 Individual, Deferred Variable Annuity Contracts


THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(a) OF THE SECURITIES ACT OF 1933.

---------------------------------------------------------------


   PERSONAL ANNUITY
   SELECT

   INDIVIDUAL DEFERRED VARIABLE
   ANNUITY CONTRACT

   Prospectus

   January 4, 1999

   Issued by:
   TIAA-CREF Life Insurance Company

   [TIAA/CREF LOGO]

PROSPECTUS

Dated January 4, 1999

Personal Annuity Select Individual Deferred
Variable Annuity Contract

Funded Through

TIAA-CREF Life Separate Account VA-1 of
TIAA-CREF Life Insurance Company

This prospectus describes information you should know before investing in the Personal Annuity Select, an individual deferred variable annuity contract offered by TIAA-CREF Life Insurance Company (TIAA-CREF Life) and funded through the TIAA-CREF Life Separate Account VA-1 (the separate account). Read it carefully before investing, and keep it for future reference.

The contract is designed for individual investors who desire to accumulate funds on a tax-deferred basis for retirement or other long-term investment purposes, and to receive future payment of those funds as lifetime income or through other payment options. Whether the contract is available to you is subject to approval by regulatory authorities in your state.

Contractowners may allocate premiums either to the separate account, which currently has one investment account invested in the Stock Index Fund of the TIAA-CREF Life Funds, or to a TIAA-CREF Life fixed account, or both.

As with all variable annuities, your accumulation in the variable component of your contract can increase or decrease, depending on how well the investment account, the Stock Index Fund, performs over time. TIAA-CREF Life doesn't guarantee the investment performance of the Stock Index Fund, and you bear the entire investment risk.

More information about the separate account and the variable component of the contract is on file with the Securities and Exchange Commission (SEC) in a "Statement of Additional Information" (SAI) dated January 4, 1999. You can receive a free SAI by writing us at TIAA-CREF Life, 730 Third Avenue, New York, New York 10017-3206 (attention: Central Services), or by calling 800 842-2733, extension 5509. The SAI is "incorporated by reference" into the prospectus; that means it's legally part of the prospectus. The SAI's table of contents is on the last page of this prospectus. The SEC maintains a Website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding the separate account.

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS OR PROFILE FOR THE TIAA-CREF LIFE FUNDS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



AN INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OF THE TIAA-CREF TRUST COMPANY, FSB, AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY.

                      [This page intentionally left blank]

Table of Contents

            ITEM                PAGE
            ----                ----
Definitions.................      2

Summary.....................      3

TIAA-CREF Life Insurance
  Company and TIAA..........      6

The Separate Account........      7

TIAA-CREF Life Funds -- The
  Stock Index Fund..........      7

Adding and Closing Accounts
  or Substituting Investment
  Portfolios................      9

The Contract -- The
  Accumulation Period.......      9

Charges.....................     13


            ITEM                PAGE
            ----                ----

The Contract -- The Annuity
  Period....................     15

Death Benefits..............     17

Timing of Payments..........     19

Federal Income Taxes........     19

Condensed Financial
  Information; Performance
  Information...............     21

General Matters.............     22

Distribution of the
  Contracts.................     24

Legal Proceedings...........     24


This prospectus outlines the terms of the variable annuity issued by TIAA-CREF Life. It doesn't constitute an offering in any jurisdiction where such an offering can't lawfully be made. No dealer, salesman, or anyone else is authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus. If anyone does offer you such information or representations, you shouldn't rely on them.

Definitions

Throughout the prospectus, "TIAA-CREF Life," "we," and "our" refer to TIAA-CREF Life Insurance Company. "You" and "your" mean any contractowner or any prospective contractowner.

The terms and phrases below are defined so you'll know precisely how we're using them. To understand some definitions, you may have to refer to other defined terms.

1940 Act.  The Investment Company Act of 1940, as amended.

Accumulation.  The total value of your accumulation units.

Accumulation Period. The period that begins with your first premium and continues as long as you still have an amount accumulated in either the separate account or the fixed account.

Accumulation Unit.  A share of participation in the separate account.

Annuitant. The natural person whose life is used in determining the annuity payments to be received. The annuitant may be the contractowner or another person.

Annuity Partner. The natural person whose life is used in determining the annuity payments to be received under a survivor income option if the annuitant dies. The annuity partner is also known as the second annuitant.

Beneficiary. Any person or institution named to receive benefits if you die during the accumulation period or if you die while any annuity income or death benefit payments remain due. You don't have to name the same beneficiary for both of these two situations.

Business Day. Any day the New York Stock Exchange (NYSE) is open for trading. A business day ends at 4 p.m. Eastern Time, or when trading closes on the NYSE, if earlier.

Calendar Day. Any day of the year. Calendar days end at the same time as business days.

Contract. The fixed and variable components of the individual, flexible premium, deferred annuity described in this prospectus.

Contractowner. The person (or persons) who controls all the rights and benefits under a contract.

Fixed Account. The component of the contract guaranteeing principal plus a specified rate of interest supported by assets in TIAA-CREF Life's general account.

General Account. All of TIAA-CREF Life's assets other than those allocated to the separate account or to any other TIAA-CREF Life separate account.

Income Option. Any of the ways you can receive annuity income, which must be from the fixed account.

Internal Revenue Code (IRC).  The Internal Revenue Code of 1986, as amended.

Premium.  Any amount you invest in the contract.

Separate Account. TIAA-CREF Life Separate Account VA-1, which was established by TIAA-CREF Life under New York State law to fund your variable annuity. The separate account holds its assets apart from TIAA-CREF Life's other assets.

Survivor Income Option. An option that continues lifetime annuity payments as long as either the annuitant or the annuity partner is alive.

TIAA. Teachers Insurance and Annuity Association of America, TIAA-CREF Life's parent company.

TIAA-CREF Life.  TIAA-CREF Life Insurance Company.

Valuation Day. Any day the NYSE is open for trading, as well as the last calendar day of each month. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the separate account are principally traded. Valuation days that aren't business days end at 4 p.m. Eastern Time.

Summary

Read this summary together with the detailed information you'll find in the rest of the prospectus.


WHAT IS THE PERSONAL ANNUITY SELECT VARIABLE ANNUITY CONTRACT?


The contract is an individual, flexible premium (you can contribute varying amounts) deferred annuity, whose variable component is funded by the TIAA-CREF Life Separate Account VA-1, a separate investment account of TIAA-CREF Life. The contract accepts only after-tax dollars (i.e., your contributions can't be excluded from your gross income for tax purposes). It is available to you subject to applicable state regulatory approval.

Currently, the separate account has only one investment account, which invests in shares of the Stock Index Fund of the TIAA-CREF Life Funds. The value of accumulation units credited to your contract and the amount of the variable annuity payments depend on the investment experience of the Stock Index Fund. TIAA-CREF Life does not guarantee the investment performance of the separate account. Thus, you bear the full investment risk for all amounts contributed to the separate account.

Like earnings from other annuity products, earnings on your accumulations in the separate account aren't taxed until withdrawn or paid as annuity income.


WHAT EXPENSES MUST I CURRENTLY PAY UNDER THE CONTRACT?


Here's a summary of the direct and indirect expenses under the contract.

CONTRACTOWNER TRANSACTION EXPENSES
  Sales load imposed on purchases (as a percentage of
    premiums)...............................................       None
  Deferred sales load
    (as a percentage of premiums or amount surrendered, as
    applicable).............................................       None
  Premium taxes.............................................  See below(1)
  Surrender fees (as a percentage of amount surrendered)....       None
  Exchange fee..............................................       None
ANNUAL CONTRACT EXPENSES....................................       None
SEPARATE ACCOUNT ANNUAL EXPENSES
  (AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)
  Mortality and expense risk charge (current) (2)...........      0.10%
  Administrative expense charge (current) (2)...............      0.20%
                                                                  -----
  Total separate account annual charges (after fee waiver)
    (2).....................................................      0.30%
FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET
  ASSETS)
  TIAA-CREF Life Funds --
    Stock Index Fund
      Management fee (investment advisory) (after fee
      waiver) (3)...........................................      0.07%
      Other expenses........................................       None
      Total fund annual expenses (after fee waiver) (3).....      0.07%
                                                                  -----
TOTAL ANNUAL EXPENSES (2) (3) (4)...........................      0.37%


(1) Several states assess premium taxes on premiums paid under the contract. Where TIAA-CREF Life is required to pay this premium tax, it may deduct an amount equal to the amount of the premium tax paid from any premium payment. TIAA-CREF Life currently intends to make this deduction from premium payments only in Kentucky and South Dakota. In the remaining states that assess premium taxes, a deduction will be made only upon annuitization, death of the owner, or surrender. See "Other Charges and Expenses," page 14.


(2) Although the total separate account charges stated under the contract are 1.20% per year, TIAA-CREF Life has waived these charges to 0.30%. TIAA-CREF Life will provide at least three months' notice before it raises these charges.

(3) Although Teachers Advisors, Inc. (Advisors), the Stock Index Fund's investment adviser, is entitled to an annual fee of 0.30% of the fund's average daily net assets, it has voluntarily agreed to waive a portion of its fee. If Teachers Advisors imposed the full amount of its fee, total annual expenses payable under the contract would be 0.60%, assuming continued waiver of separate account charges.

(4) If TIAA-CREF Life and Advisors imposed the full amount of the administrative expense, mortality and expense risk and investment advisory charges, total annual expenses would be 1.50%.

We will provide at least three months' notice before we raise any of these charges.

The next table gives an example of the expenses you'd incur on a hypothetical investment of $1,000 in the Stock Index Fund investment account offered under your contract over several periods. The table assumes a 5% annual return on assets and that the current fee waivers are in place.

         ANNUAL EXPENSE DEDUCTIONS FROM NET ASSETS            1 YEAR    3 YEARS
         -----------------------------------------            ------    -------
If you withdraw your entire accumulation at the end of the
  applicable time period:                                       $4        $12
If you annuitize at the end of the applicable time period:      $4        $12
If you do not withdraw your entire accumulation:                $4        $12


These tables are to help you understand the various expenses you would bear directly or indirectly as an owner of a contract. Remember that they don't represent actual past or future expenses or investment performance. Actual expenses may be higher or lower. For more information, see "Charges," page 13.



HOW DO I PURCHASE A CONTRACT?



To purchase a contract, you must complete an application and make an initial payment of at least $250, or $25 under an automatic investment plan using Electronic Funds Transfer (EFT). Additional contributions must be at least $25. For details, see "Purchasing a Contract and Remitting Premiums," page 9.



CAN I CANCEL MY CONTRACT?


You can examine the contract and return it to TIAA-CREF Life for a refund, until the end of the "free look" period specified in your contract (which is a minimum of 10 days, but varies by state). In states that permit it, we'll refund the accumulation value calculated on the date that you returned the contract and the refund request to us. (Note that the value of your initial premium may have gone down during the period.) In states that don't allow us to refund accumulation value only, we'll refund the premiums you paid to the contract. We will consider the contract returned on the date it's postmarked and properly addressed with postage pre-paid or, if it's not postmarked, on the day we receive it. We will send you the refund within 7 days after we get written notice of cancellation and the return contract. If you live in a state that requires refund of premiums, your premiums and transfers allocated to the separate account during the "free look" period can't exceed $10,000. For details, see "Purchasing a Contract and Remitting Premiums," page 9.



CAN I TRANSFER OR MAKE CASH WITHDRAWALS FROM THE CONTRACT?


Currently, you can transfer funds from the separate (variable) account to the fixed account as often as you like, but you can transfer from the fixed account to the separate account no more than once every 180 days. All transfers must be for at least $250 or your entire account balance. All cash withdrawals must be for at least $1,000 or your entire account balance.


YOU MAY HAVE TO PAY A TAX PENALTY IF YOU WANT TO MAKE A CASH WITHDRAWAL BEFORE AGE 59 1/2. For more, see "Income Options," page 16, and "Federal Income Taxes," page 19.



WHAT ARE MY OPTIONS FOR RECEIVING ANNUITY PAYMENTS UNDER THE CONTRACT?



All annuity payments are currently paid out of the fixed account. The contract offers a variety of annuity options, including: One-Life Annuities, which pay income as long as you live or until the end of a specified guaranteed period, whichever is longer; Fixed-Period Annuities, which pay income for a period of between 2 and 30 years; and Two-Life Annuities, which pay income to you as long as you live, then continue at either the same or a reduced level for the life of your annuity partner or until the end of a specified guaranteed period, whichever is longer. For details, see "The Contract -- The Annuity Period," page 15.



WHAT DEATH BENEFITS ARE AVAILABLE UNDER THE CONTRACT?



If you die before receiving annuity payments, your beneficiary can receive a death benefit, paid out of the fixed account. The amount of the death benefit will be the greater of the amounts you've accumulated in your accounts or the total premiums paid under your contract (less any cash withdrawals). For details, see "Death Benefits," page 17.


TIAA-CREF Life Insurance Company and TIAA

The contracts are issued by TIAA-CREF Life Insurance Company, a stock life insurance company organized under the laws of New York State on November 20, 1996. All of the stock of TIAA-CREF Life is held by TIAA-CREF Enterprises, Inc., a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA). TIAA-CREF Life's headquarters are at 730 Third Avenue, New York, New York 10017-3206.

TIAA-CREF Life's parent, TIAA, is a stock life insurance company, organized under the laws of New York State. It was founded on March 4, 1918, by the

Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in New York State in 1952. Together, TIAA and CREF, serving approximately two million people, form the principal retirement system for the nation's education and research communities and the largest retirement system in the world, based on assets under management. As of September 30, 1998, TIAA's assets were approximately $100.3 billion; the combined assets for TIAA and CREF totalled approximately $222.1 billion (although neither TIAA nor CREF stands behind TIAA-CREF Life's guarantees).

The Separate Account

The separate account was established by TIAA-CREF Life as a separate investment account under New York law on July 27, 1998, by resolution of TIAA-CREF Life's Board of Directors. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940
Act). As part of TIAA-CREF Life, the separate account is also subject to regulation by the State of New York Insurance Department (NYID) and the insurance departments of some other jurisdictions in which the contracts are offered (see the SAI).

Although TIAA-CREF Life owns the assets of the separate account, and the obligations under the contracts are obligations of TIAA-CREF Life, the separate account's income, investment gains, and investment losses are credited to or charged against the assets of the separate account without regard to TIAA-CREF Life's other income, gains, or losses. Under New York law, we cannot charge the separate account with liabilities incurred by any other TIAA-CREF Life separate account or other business activity TIAA-CREF Life may undertake.

Currently the separate account has only one investment account, which invests in shares of the Stock Index Fund (fund) of the TIAA-CREF Life Funds. The fund is described briefly below.

TIAA-CREF Life Funds -- The Stock Index Fund

GENERAL

TIAA-CREF Life Funds is an open-end management investment company that was organized as a business trust under Delaware law on August 13, 1998. The TIAA-CREF Life Funds currently consists of a single investment portfolio -- The Stock Index Fund -- but may add other portfolios in the future.

STOCK INDEX FUND

The investment objective of the Stock Index Fund is favorable long-term return from a diversified portfolio selected to track the overall market for common stocks publicly traded in the U.S., as represented by a broad stock market index. The Stock Index Fund attempts to track the U.S. stock market as a whole by investing substantially all of its assets in a sampling of stocks included in the Russell 3000(R) index, an index consisting of the 3,000 largest publicly-traded U.S. corporations.

Like any portfolio that the TIAA-CREF Life Funds might add in the future, the Stock Index Fund's current portfolio is subject to the risks involved in professional investment management, including those resulting from general economic conditions. The value of your accumulation, as in any investment portfolio, can fluctuate and you bear the entire risk.

FUND PROSPECTUS

The investment objective, techniques and restrictions of the TIAA-CREF Life Funds are described fully in its prospectus and SAI. A copy of the prospectus or a profile of that prospectus accompanies this prospectus. The prospectus and SAI of the TIAA-CREF Life Funds may be obtained by writing TIAA-CREF Life Funds, 730 Third Avenue, New York, New York 10017-3206, or by calling 800 842-2733, extension 5509. You should read the prospectus for the TIAA-CREF Life Funds carefully before investing in the separate account.

INVESTMENT MANAGEMENT

Teachers Advisors, Inc. (Advisors), a subsidiary of TIAA, manages the assets of the TIAA-CREF Life Funds. Personnel of Advisors also manage the Stock Index Account of the TIAA Separate Account VA-1, as well as TIAA-CREF Mutual Funds. They also manage the CREF accounts on behalf of TIAA-CREF Investment Management, LLC, an investment adviser which is also a TIAA subsidiary.

VOTING RIGHTS

The separate account is the legal owner of the shares of the TIAA-CREF Life Funds offered through your contract and as such, has the right to vote its shares at any meeting of the TIAA-CREF Life Funds' shareholders, although the fund doesn't plan to hold annual meetings of shareholders. If and when shareholder meetings are held, we will give you the right to instruct us how to vote the shares that are attributable to your contract. Shares as to which no timely instructions are received will be voted by TIAA-CREF Life in the same proportion as the voting instructions which are received with respect to all contracts. TIAA-CREF

Life may vote the shares of the fund in its own right in some cases, if it determines that it is legally permitted to do so.

The number of fund shares attributable to each contractowner is determined by dividing the contractowner's interest in the applicable investment account by the net asset value of the fund.

Adding and Closing Accounts or
Substituting Investment Portfolios

We can add new investment accounts in the future that would invest in other fund portfolios or other funds. We don't guarantee that the separate account, or any investment account added in the future, will always be available. We reserve the right to add or close accounts, substitute one investment portfolio for another, or combine accounts or investment portfolios. We can also make any changes to the separate account or to the contract required by applicable laws. TIAA-CREF Life can make some changes at its discretion, subject to NYID and SEC approval as required. The separate account can (i) operate under the Investment Company Act of 1940 as an investment company, or in any other form permitted by law,
(ii) deregister under the 1940 Act if registration is no longer required, or
(iii) combine with other separate accounts. As permitted by law, TIAA-CREF Life may transfer the separate account assets to another separate account or account of TIAA-CREF Life or another insurance company or transfer the contract to another insurance company.

The Contract -- The Accumulation Period

The contract is an individual flexible-premium (you can contribute varying amounts) deferred annuity that accepts only after-tax dollars. The rights and benefits under the variable component of the contract are summarized below; however, the descriptions you read here are qualified entirely by the contract itself. We plan on offering the contract in all fifty states and the District of Columbia, although currently the contract will not be available to residents in those states where we are awaiting regulatory approval.

PURCHASING A CONTRACT AND REMITTING PREMIUMS

Initial Premiums. We'll issue you a contract as soon as we receive your completed application and your initial premium at our home office. Please send your check, payable to TIAA-CREF Life Insurance Company, along with the application to:

        TIAA-CREF
        P.O. Box 71727
        Chicago, IL 60694-1727

Initial premiums must be for at least $250. However, you may establish an automatic investment plan using electronic funds transfers with a minimum investment of $25 by completing an authorization form. (The initial payment must be made by check.) We will credit your initial premium within two business days after we receive all necessary information or the premium itself, whichever is later. If we don't have the necessary information within five business days, we'll return your initial premium unless you instruct us otherwise upon being contacted.

Additional Premiums. Subsequent premiums must be for at least $25. Send a check payable to TIAA-CREF Life Insurance Company, along with a personalized payment coupon (supplied upon purchasing a contract) to:

        TIAA-CREF
        P.O. Box 95919
        Chicago, IL 60694-5919

If you don't have a coupon, use a separate piece of paper to give us your name, address and contract number. These premiums will be credited as of the business day we receive them. Currently, TIAA-CREF Life will accept premiums at any time both the contractowner and the annuitant are living and your contract is in the accumulation period. However, we reserve the right not to accept premiums under this contract after you have been given three months' notice.

Electronic Payment. You may make initial or subsequent investments by electronic payment. A federal wire is usually received the same day and an ACH is usually received by the second day after transmission. Be aware that your bank may charge you a fee to wire funds, although ACH is usually less expensive than a federal wire. Here's what you need to do:

1.  If you are sending in an initial premium, send us your application;

2.  Instruct your bank to wire money to:
      Citibank, N.A.
      ABA Number 021000089
      New York, NY
      Account of : TIAA-CREF Life Insurance Company
      Account Number: 4068-4865

3.  Specify on the wire:

    - Your name, address and Social Security Number(s) or Taxpayer Identification Number

    - Indicate if this is for a new application or existing contract (provide contract number if existing)

Certain Restrictions. Except as described below, the contract doesn't restrict how large your premiums are or how often you send them, although we reserve the right to impose restrictions in the future. Your total premiums and transfers to the separate account during the "free look" period can't exceed $10,000 if you live in any of the following states:

                                                      "FREE LOOK"
                   JURISDICTION                      PERIOD (DAYS)
                   ------------                      -------------
Georgia............................................        10
Idaho..............................................        20
Louisiana..........................................        10
Massachusetts......................................        10
Michigan...........................................        10
Missouri...........................................        10
Nebraska...........................................        10
Nevada.............................................        10
New Jersey.........................................        10
North Carolina.....................................        10
Oklahoma...........................................        10
Rhode Island.......................................        10
South Carolina.....................................        31
Texas..............................................        10
Utah...............................................        10
Washington.........................................        10
West Virginia......................................        10

In addition, total premiums and transfers to the fixed account in any 12-month period could be limited to $300,000. Call us for more information.

ACCUMULATION UNITS

The premiums you allocate to the separate (variable) account purchase accumulation units. We calculate how many accumulation units to credit by dividing the amount allocated to the particular investment account of the separate account by its accumulation unit value for the business day when we received your premium. We may use a later business day for your initial premium. To determine how many accumulation units to subtract for transfers and cash withdrawals, we use the unit value for the business day when we receive your completed transaction request and all required information and documents (unless you've chosen a later date).

The value of the accumulation units will depend mainly on the investment experience of the underlying investment fund, though the unit value reflects expense deductions from assets (see "Charges," page 13). We calculate the unit value at the close of each valuation day. We multiply the previous day's unit value by the net investment factor for the pertinent investment account of the separate account. The net investment factor reflects, for the most part, changes in the net asset value of the shares of the fund held by the investment account, and investment income and capital gains distributed to the investment account. The net investment factor is decreased by the separate account's expense and risk charges.

THE FIXED ACCOUNT

This prospectus provides information mainly about the contract's variable component. Following is a brief description of the fixed account.

You can allocate premiums to the fixed account or transfer from the separate account to the fixed account at any time. Premiums allocated and amounts transferred to the fixed account become part of the general account assets of TIAA-CREF Life, which support various insurance and annuity obligations. The general account includes all the assets of TIAA-CREF Life, except those in the separate account or in any other TIAA-CREF Life separate investment account. Interests in the fixed account have not been registered under the Securities Act of 1933 (the 1933 Act), nor is the fixed account registered as an investment company under the 1940 Act. Neither the fixed account nor any interests therein are generally subject to the 1933 Act or 1940 Act.

Currently, TIAA-CREF Life guarantees that amounts in the fixed account will earn interest of at least 3 percent per year. At its discretion, TIAA-CREF Life can credit amounts in the fixed account with interest at a higher rate than 3 percent per year.

For details about the fixed account, see your contract.

TRANSFERS

You can transfer some (at least $250 at a time) or all of the amount accumulated under your contract between the separate account and the fixed account, and, if additional investment accounts are added, among the separate account's investment accounts. Transfers to the fixed account begin participating on the day following effectiveness of the transfer (see below). Currently, we don't charge you for transfers or limit the number of transfers from the separate account. We reserve the right to limit transfers in the future to one every 90 days, provided we give you three months' notice. Transfers from the fixed account to the separate account are limited to once every 180 days. TIAA-CREF Life may defer payment of a transfer from the fixed account for up to six months.

CASH WITHDRAWALS

You can withdraw some or all of your accumulation in the separate account as cash. Cash withdrawals must be for at least $1,000 (or your entire accumulation, if less). We reserve the right to cancel any contract where no premiums have been paid to either the separate account or the fixed account for three years and your total amount in the separate account and the fixed account falls below $250. There's no charge for cash withdrawals.

If you withdraw your entire accumulation in the separate account and the fixed account, we'll cancel your contract and all of our obligations to you under the contract will end.

GENERAL CONSIDERATIONS FOR ALL TRANSFERS AND CASH WITHDRAWALS

You can tell us how much you want to transfer or withdraw in dollars, accumulation units, or as a percentage of your accumulation.

Transfers and cash withdrawals are effective at the end of the business day we receive your request and any required information and documentation. Transfers and cash withdrawals made at any time other than during a business day will be effective at the close of the next business day. You can also defer the effective date of a transfer or cash withdrawal to a future business day acceptable to us.

To request a transfer, write to TIAA-CREF Life's home office, call our Automated Telephone Service at 800 842-2252 (there is an option to speak with a live person, if you wish), or use our Inter/ACT service over the Internet at www.tiaa-cref.org. If you make a telephone or Internet transfer at any time other than during a business day, it will be effective at the close of the next business day. We reserve the right to suspend or terminate transfers by telephone or over the Internet.

TAX ISSUES


Make sure you understand the possible federal and other income tax consequences of transfers and cash withdrawals. Cash withdrawals are usually taxed at the rates for ordinary income -- i.e., they are not treated as capital gains. Withdrawals before age 59 1/2 may subject you to early-distribution taxes as well. For details, see "Federal Income Taxes," page 19.


Charges

SEPARATE ACCOUNT CHARGES

Charges are deducted each valuation day from the assets of the separate account for various services required to administer the separate account and the contracts and to cover certain insurance risks borne by TIAA-CREF Life. Total separate account charges (i.e., administrative expense and mortality and expense risk charges) allowable under the contract are 1.20 percent of net assets annually. TIAA-CREF Life has waived a portion of these charges so that current charges total 0.30 percent of net assets annually. While TIAA-CREF Life reserves the right to increase the separate account charges at any time, we will provide at least three months' notice before any raise. TIAA-CREF Life itself provides the administrative services for the separate account and the contracts and expects that expense charges will remain relatively low.

Administrative Expense Charge. This charge is for administration and operations, such as allocating premiums and administering accumulations. The current daily deduction is equivalent to 0.20 percent of net assets annually.

Mortality and Expense Risk Charge. TIAA-CREF Life imposes a daily charge as compensation for bearing certain mortality and expense risks in connection with the contract. The current daily deduction is equal to 0.10 percent of net assets annually.

TIAA-CREF Life's mortality risks come from its contractual obligations to make annuity payments and to pay death benefits before the annuity starting date. This assures that neither your own longevity nor any collective increase in life expectancy will lower the amount of your annuity payments. TIAA-CREF Life also bears a risk in connection with its death benefit guarantee, since a death benefit may exceed the actual amount of an accumulation at the time when it's payable.

TIAA-CREF Life's expense risk is the possibility that TIAA-CREF Life's actual expenses for administering the contract and the separate account will exceed the amount recovered through the administrative expense deduction.

If the mortality and expense risk charge allowable under the contract isn't enough to cover TIAA-CREF Life's actual costs, TIAA-CREF Life will absorb the deficit. On the other hand, if the charge more than covers costs, the excess will belong to TIAA-CREF Life. TIAA-CREF Life will pay a fee from its general account assets, which may include amounts derived from the mortality and expense risk charge, to Teachers Personal Investors Services, Inc. (TPIS), the principal underwriter of the variable component of the contract for distribution of the variable component of the contract.

OTHER CHARGES AND EXPENSES

Fund Expenses. Certain deductions and expenses of the fund are paid out of the assets of the TIAA-CREF Life Funds. These expenses include charges for investment advice, portfolio accounting, custodial, and similar services provided for the fund, as well as brokers' commissions, transfer taxes, and other portfolio fees. The investment management agreement between Advisors and the TIAA-CREF Life Funds sets the investment advisory fee for the Stock Index Fund at 0.30 percent annually. Currently, Advisors has agreed to waive a portion of that fee, so that the daily deduction is equivalent to 0.07 percent of net assets annually. For a complete discussion of fund deductions and expenses, read the fund prospectus.

No Deductions from Premiums.  The contract provides for no front-end charges.

Premium Taxes. Currently, contracts issued to residents of several states and the District of Columbia are subject to a premium tax. Charges for premium taxes on a particular contract ordinarily will be deducted from the accumulation when it's applied to provide annuity payments. However, if a jurisdiction requires that premium taxes be paid at other times, such as when premiums are paid or when cash withdrawals are taken, we'll deduct premium taxes at those times. Current state premium taxes, where charged, range from 1.00 percent to 3.50 percent of premium payments.

The Contract -- The Annuity Period

THE ANNUITY PERIOD

All annuity payments are paid to the contractowner from the fixed account. (Annuity payments may be available from the separate account in the future.) TIAA-CREF Life fixed annuity payments are usually monthly. You can choose quarterly, semi-annual, and annual payments as well. The total value of annuity payments made may be more or less than total premiums paid by the contractowner.

Your payments are based on the value of the accumulation in your contract determined at the end of the last calendar day of the month before the annuity starting date. We transfer your separate account accumulation to the fixed account on that day. At the annuity starting date, the dollar amount of each periodic annuity payment resulting from your separate account accumulation is fixed, based upon the number and value of the separate account accumulation units being converted to annuity income, the annuity option chosen, the ages of the annuitant and any annuity partner, and the annuity purchase rates. Payments are not variable -- they won't change based on the investment experience of the separate account. After the end of the accumulation period, your contract will no longer participate in the separate account.

Technically all benefits are payable at TIAA-CREF Life's home office, but, as you instruct, we'll send your annuity payments by mail to your home address or (on your request) by mail or electronic fund transfer to your bank. If the address or bank where you want your payments sent changes, it's your responsibility to let us know. We can send payments to your residence or bank abroad, although there are some countries where the U.S. Treasury Department imposes restrictions.

ANNUITY STARTING DATE


Generally you pick an annuity starting date (it has to be the first day of a month) when you first apply for a contract. If you don't, we'll tentatively assume the annuity starting date will be the latest permissible annuity starting date (i.e., the first day of the month of the annuitant's ninetieth birthday). You can change the annuity starting date at any time before annuity payments begin (see "Choices and Changes," page 22). In any case, the annuity starting date cannot be earlier than fourteen months after the date your contract is issued.


For payments to begin on the annuity starting date, we must have received all information and documentation necessary for the income option you've picked. If we haven't received all the necessary information, we'll defer the annuity starting date until the first day of the month after the information has reached us, but not beyond the latest permissible annuity starting date. If, by the latest permissible annuity starting date, you haven't picked an income option or if we have not otherwise received all the necessary information, we will begin payments under a One-Life Annuity with, in most cases, a ten year guaranteed period. Your first annuity check may be delayed while we process your choice of income options and calculate the amount of your initial payment.

INCOME OPTIONS

You have a number of different annuity options. The current options are:

- One-Life Annuities with or without Guaranteed Period. Pays income as long as you or your annuitant lives. If you opt for a guaranteed period (10, 15 or 20 years) and you or your annuitant dies before it's over, income payments will continue to your beneficiary until the end of the period. If you don't opt for a guaranteed period, all payments end at your death -- so that it's possible for you to receive only one payment if you die less than a month after payments start.

- Fixed-Period Annuities. Pays income (usually monthly) for a stipulated period of not less than two nor more than thirty years. At the end of the period you've chosen, payments stop. If you die before the period is up, your beneficiary becomes the contractowner.

- Two-Life Annuities with or without Guaranteed Period. Pays income to you as long as you live, then continues at either the same or a reduced level for the life of your annuity partner, or until the end of the specified guaranteed period, whichever period is longer. There are three types of two-life annuity options, all available with or without a guaranteed period -- Full Benefit to Survivor, Two-Thirds Benefit to Survivor, and a Half-Benefit to Annuity Partner.

We may make variable income options available in the future.

Death Benefits

AVAILABILITY; CHOOSING BENEFICIARIES


Death benefits are available if you or the annuitant die during the accumulation period. When you fill out an application for a contract, you name one or more beneficiaries to receive the death benefit if you die. You can change your beneficiary at any time during the accumulation period (see "Choices and Changes," page 22). For more information on designating beneficiaries, contact TIAA-CREF Life or your legal advisor.


SPECIAL OPTION FOR SPOUSES

If your spouse is the sole beneficiary when you die, your spouse can choose to become the contractowner and continue the contract, or receive the death benefit. If your spouse does not make a choice within 60 days after we receive proof of death, your spouse will automatically become the contractowner. Your spouse will also become the annuitant if you were the annuitant.

PAYMENT OF DEATH BENEFIT

Death benefits are paid out of the fixed account. Your accumulation will continue participating in the investment experience of the separate account until we authorize payment of the death benefit. We will transfer your separate account accumulation to the fixed account as of the date we authorize payment of the death benefit.

To authorize payment and pay a death benefit, TIAA-CREF Life must have received all necessary forms and documentation, including proof of death and the selection of the method of payment. Even if we have not received all of the required information, death benefits must begin by the first day of the month following the 60th day after we receive proof of death. If no method of payment has been chosen by that time, we'll have the option of paying the entire death benefit to the death benefit beneficiary within five years of death, using the Fixed-Period Annuity method.

AMOUNT OF DEATH BENEFIT

The amount of the death benefit will equal the greater of:

  (1) the amount you have accumulated in the separate and fixed accounts on the day we authorize payment of the death benefit, or

  (2) the total premiums paid under your contract minus any cash withdrawals.

If (2) is greater than (1), we'll deposit the difference in the fixed account as of the day we authorize payment of the death benefit.

METHODS OF PAYMENT OF DEATH BENEFITS

You can choose in advance the method by which we'll pay death benefits. The level of death benefits received will depend on the method of payment selected. You can block your beneficiaries from changing the method you've chosen or you can leave the choice to them. The method of payment you've chosen can be changed by notifying us in writing, provided death benefits haven't yet started.

TIAA-CREF Life limits the methods of payment for death benefits to those suitable under federal income tax law for annuity contracts. With methods offering periodic payments, benefits are usually monthly, but the death benefit beneficiary can request to receive them quarterly, semiannually, or annually instead. At present, the methods of payment for TIAA-CREF Life death benefits are:


- Single-Sum Payment. The entire death benefit is paid at once. When the beneficiary is an estate, the single-sum method is automatic, and TIAA-CREF Life reserves the right to pay death benefits only as a single sum to any beneficiary that is not a natural person.



- One-Life Annuities with or without Guaranteed Period. Payable monthly for the life of the death benefit beneficiary or through a specified guaranteed period, whichever is longer.



- Fixed-Period Annuities. Payable over two to thirty years, as determined by you or your beneficiary.


The One-Life Annuities are available only if the death benefit beneficiary is a natural person. We reserve the right to require a change in choice if the chosen method results in payments of less than $100.

Timing of Payments

Usually we'll make the following kinds of payments from the separate account within seven calendar days after we've received the information we need to process a request:

  1. Cash withdrawals;

  2. Transfers to the fixed account; and

  3. Death benefits.

We can extend the seven-day period only if (1) the New York Stock Exchange is closed (or trading restricted by the SEC) on a day that isn't a weekend or holiday; (2) an SEC-recognized emergency makes it impractical for us to sell securities or determine the value of assets in the separate account; or (3) the SEC says by order that we can or must postpone payments to protect you and other separate account contractowners.

Federal Income Taxes

The following discussion is based on our understanding of current federal income tax law, and is subject to change. For complete information on your personal tax situation, check with a qualified tax advisor.

TAXATION OF ANNUITIES

The following discussion assumes the contracts qualify as annuity contracts for federal income tax purposes (see the SAI for more information):

In General. IRC section 72 governs annuity taxation generally. We believe an owner who is a natural person usually won't be taxed on increases in the value of a contract until there is a distribution (i.e., the owner withdraws all or part of the accumulation or takes annuity payments). Assigning, pledging, or agreeing to assign or pledge any part of the accumulation usually will be considered a distribution. Withdrawals of accumulated investment earnings are taxable as ordinary income. Generally under the IRC, withdrawals are first allocated to investment earnings.

The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the accumulation over the "investment in the contract" during the taxable year. There are some exceptions to this, and agents of prospective owners that are not natural persons may wish to discuss them with a competent tax advisor.

The following discussion applies generally to contracts owned by a natural person:

Withdrawals. If you withdraw funds from your contract before the annuity starting date, IRC section 72(e) usually deems taxable any amounts received to the extent that the accumulation value at the time you withdraw exceeds your investment in the contract. The investment in the contract usually equals all premiums paid by the contractowner or on the contractowner's behalf.

If you withdraw your entire accumulation under a contract, you will be taxed only on the part that exceeds your investment in the contract.

Annuity Payments. Although tax consequences can vary with the income option you pick, IRC section 72(b) provides generally that, before you recover the investment in the contract, gross income does not include that fraction of any annuity income payments that equals the ratio of investment in the contract to the expected return at the annuity starting date. After you recover your investment in the contract, all additional annuity payments are fully taxable.

Taxation of Death Benefit Proceeds. Amounts may be paid from a contract because an owner has died. If the payments are made in a single sum, they're taxed the same way a full withdrawal from the contract is taxed. If they are distributed as annuity payments, they're taxed as annuity payments.

Penalty Tax on Some Withdrawals. You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on some withdrawals. However, there is usually no penalty on distributions:

  (1) on or after you reach 59 1/2;

  (2) after you die (or after the annuitant dies, if the owner isn't an individual);

  (3) after you become disabled; or

  (4) that are part of a series of substantially equal periodic (at least annual) payments for your life (or life expectancy) or the joint life (or life expectancy) of you and your beneficiary.

Possible Tax Changes. Legislation is proposed from time to time that would change the taxation of annuity contracts. It is possible that such legislation could be enacted and that it could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser regarding legislative developments and their effect on the contract.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT

Transferring contract ownership, designating an annuitant, payee or other beneficiary who is not also the owner, or exchanging a contract can have other tax consequences that we don't discuss here. If you're thinking about any of those transactions, contact a tax advisor.

WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, recipients can usually choose not to have tax withheld from distributions.

MULTIPLE CONTRACTS

In determining gross income, section 72(e) generally treats as one contract all TIAA-CREF Life and TIAA non-qualified deferred annuity contracts to the same owner during any calendar year. This could affect when income is taxable and how much might be subject to the 10 percent penalty tax (see above). Consult a tax advisor before buying more than one annuity contract for the purpose of gaining a tax advantage.

POSSIBLE CHARGE FOR TIAA-CREF LIFE'S TAXES


Currently we don't charge the separate account for any federal, state, or local taxes on it or its contracts (other than premium taxes -- see page 15), but we reserve the right to charge the separate account or the contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.


TAX ADVICE

What we tell you here about federal and other taxes isn't comprehensive and is for general information only. It doesn't cover every situation. Taxation varies depending on the circumstances, and state and local taxes may also be involved. For complete information on your personal tax situation, check with a qualified tax advisor.

Condensed Financial Information;
Performance Information

CONDENSED FINANCIAL INFORMATION


The separate account has just recently commenced operations. Therefore no condensed financial information is included in the prospectus. The financial statements for the Separate Account and TIAA-CREF Life are in the SAI, which is available free upon request.

PERFORMANCE INFORMATION

We may advertise the total return and average annual total return of the separate account. "Total return" means the cumulative percentage increase or decrease in the value of an investment over standard one-, five-, and ten-year periods (and occasionally other periods as well).

"Average annual total return" means the annually compounded rate that would result in the same cumulative total return over the stated period.

All performance figures are based on past investment results. They aren't a guarantee that the separate account will perform equally or similarly in the future. Write or call us for current performance figures for the separate account.

General Matters

CHOICES AND CHANGES

You can choose or change any of the following prior to receiving annuity income:
(1) an annuity starting date; (2) an income option; (3) a transfer; (4) a method of payment for death benefits; (5) an annuity partner, beneficiary, or other person named to receive payments; and (6) a cash withdrawal or other distribution. You have to make your choices or changes via a written notice satisfactory to us and received at our home office (see below). You can change the terms of a transfer, cash withdrawal, or other cash distribution only before they're scheduled to take place. When we receive a notice of a change in beneficiary or other person named to receive payments, we'll execute the change as of the date it was signed, even if the signer dies in the meantime. We execute all other changes as of the date received.

TELEPHONE AND INTERNET TRANSACTIONS

You can use our Automated Telephone Service (ATS) or our Inter/ACT system over the Internet to check your accumulation balances and/or your current allocation percentages, transfer between the separate account and the fixed account, and/or allocate future premiums to the separate account or the fixed account. You will be asked to enter your Personal Identification Number (PIN) and Social Security number for both systems. Both will lead you through the transaction process and will use reasonable procedures to confirm that instructions given are genuine. All transactions made over the ATS and Inter/ ACT are electronically recorded.

To use the ATS, you need a touch-tone phone. The toll free number for the ATS is 800 842-2252. To use Inter/ACT, access the TIAA-CREF Internet home page at www.tiaa-cref.org.

CONTACTING TIAA-CREF LIFE


We won't consider any notice, form, request, or payment to have been received by TIAA-CREF Life until it reaches our home office at 730 Third Avenue, New York, New York 10017-3206 or the post office box specifically designated for the purpose. You can ask questions by calling toll-free 800 223-1200.


ELECTRONIC PROSPECTUSES

If you received this prospectus electronically and would like a paper copy, please call 800 842-2733, extension 5509, and we will send it to you.

HOUSEHOLDING

To cut costs and eliminate duplicate documents sent to your home, we may, if the SEC allows, begin mailing only one copy of the separate account prospectus, prospectus supplements, annual and semi-annual reports, or any other required documents, to your household, even if more than one contractowner lives there. If you would prefer to continue receiving your own copy of any of these documents, you may call us toll-free at 800 842-2733, extension 5509, or write us.

SIGNATURE REQUIREMENTS

For some transactions, we may require your signature to be notarized or guaranteed by a commercial bank or a member of a national securities exchange.

ERRORS OR OMISSIONS

We reserve the right to correct any errors or omissions on any form, report or statement that we send you.

YEAR 2000 ISSUES

Many computer software systems in use today cannot recognize the year 2000 and may revert to 1900 or some other date because of the way in which dates were encoded and calculated. The separate account could be adversely affected if its computer systems or those of its service providers do not properly process and calculate date-related information and data on and after January 1, 2000. We have been actively working on necessary changes to our computer systems to prepare for the Year 2000 and have also obtained reasonable assurances from our service providers that they are taking comparable steps with respect to their computer systems. However, the steps we are taking do not guarantee complete success or eliminate the possibility that interaction with outside computer systems may have an adverse impact on the separate account.

Distribution of the Contracts

The contracts are offered continuously by Teachers Personal Investors Services, Inc. (TPIS) and, in some instances, TIAA-CREF Individual & Institutional Services, Inc. (Services), subsidiaries of TIAA which are both registered with the SEC as broker-dealers and are members of the NASD. TPIS may be considered the "principal underwriter" for interests in the contract. Anyone distributing the contract must be a registered representative of either TPIS or Services, whose main offices are both at 730 Third Avenue, New York, New York 10017-3206. No commissions are paid in connection with the distribution of the contracts.

Legal Proceedings

Neither the separate account, TIAA-CREF Life, TPIS, Services nor Advisors is involved in any legal action that we consider material to the separate account.

Table of Contents for
the Statement of Additional Information


                                              PAGE IN THE STATEMENT OF
                    ITEM                       ADDITIONAL INFORMATION
                    ----                      ------------------------
Tax Status of the Contract...................           B-3

Performance Information......................           B-3

Statements and Reports.......................           B-5

General Matters..............................           B-5

State Regulation.............................           B-6

Legal Matters................................           B-6

Experts......................................           B-6

Additional Considerations....................           B-7

Additional Information.......................           B-8

Financial Statements.........................           B-8

                            Personal Annuity Select
                 Individual Deferred Variable Annuity Contract

                                 Funded Through

                      TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

                                      and

                        TIAA-CREF LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION

                                January 4, 1999

This Statement of Additional Information is not a prospectus and should be read in connection with the current prospectus dated January 4, 1999 (the "Prospectus"), for the variable annuity that is the variable component of the contract. The Prospectus is available without charge by writing us at TIAA-CREF Life Insurance Company, 730 Third Avenue, New York, N.Y. 10017-3206, or calling us toll-free at 800 842-2733, extension 5509. Terms used in the Prospectus are incorporated into this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACTS.

                                [TIAA/CREF LOGO]

TABLE OF CONTENTS


                 ITEM                  PAGE
                 ----                  ----
Tax Status of the Contract............ B-3
Performance Information............... B-4
Statements and Reports................ B-5
General Matters....................... B-6
State Regulation...................... B-6



                 ITEM                  PAGE
                 ----                  ----
Legal Matters......................... B-6
Experts............................... B-7
Additional Considerations............. B-7
Additional Information................ B-8
Financial Statements.................. B-8

TAX STATUS OF THE CONTRACT


DIVERSIFICATION REQUIREMENTS



Section 817(h) of the Internal Revenue Code (IRC) and the regulations under it provide that separate account investments underlying a contract must be "adequately diversified" for it to qualify as an annuity contract under IRC section 72. The separate account intends to comply with the diversification requirements of the regulations under section 817(h). This will affect how we make investments.


Under the IRC, you could be considered the owner of the assets of the separate account used to support your contract. If this happens, you'd have to include income and gains from the separate account assets in your gross income. The IRS has published rulings stating that a variable contractowner will be considered the owner of separate account assets if the contractowner has any powers that the actual owner of the assets might have, such as the ability to exercise investment control. The Treasury Department says that the regulations on investment diversification don't provide guidance about when and how investor control of a segregated asset account's investment could cause the investor rather than the insurance company to be treated as the owner of the assets for tax purposes. The Treasury Department has also stated that the IRS would issue regulations or rulings clarifying the "extent to which policyholders may direct their investments to particular accounts without being treated as owners of the underlying assets."

Your ownership rights under the contract are similar but not identical to those described by the IRS in rulings that held that contractowners were not owners of separate account assets, so the IRS therefore might not rule the same way in your case. TIAA-CREF Life reserves the right to change the contract if necessary to help prevent your being considered the owner of the separate account's assets.


REQUIRED DISTRIBUTIONS



To qualify as an annuity contract under section 72(s) of the IRC, a contract must provide that: (a) if any owner dies on or after the annuity starting date but before all amounts under the contract have been distributed, the remaining amounts will be distributed at least as quickly as under the method being used when the owner died; and (b) if any owner dies before the annuity starting date, all amounts under the contract will be distributed within five years of the date of death. So long as the distributions begin within a year of the owner's death, the IRS will consider these requirements satisfied for any part of the owner's interest payable to or for the benefit of a "designated beneficiary" and distributed over the beneficiary's life or over a period that cannot exceed the beneficiary's life expectancy. A designated beneficiary is the person the owner names to assume ownership when the owner dies. A designated beneficiary must be a natural person, but if a contractowner's spouse is the designated beneficiary, such spouse can continue the contract when such contractowner dies.


The contract is designed to comply with section 72(s). TIAA-CREF Life will review the contract and amend it if necessary to make sure that it continues to comply with the section's requirements.

PERFORMANCE INFORMATION

TOTAL RETURN INFORMATION FOR THE SEPARATE ACCOUNT

Total return quotations for the investment accounts of the separate account may be advertised. Total return quotations will reflect all aspects of the investment account's return. Average annual total returns are determined by finding the average annual compounded rate of return over a period that reflects the growth (or decline) in value of a hypothetical $1,000 investment made at the beginning of the period through the end of that period, according to the following formula:

                        P(1 + T)(n) = EV
where:                  P        =          hypothetical initial payment of
                                            $1,000
                        T        =          average annual total return
                        n        =          number of years in the period
                        EV       =          ending value of the hypothetical
                                            investment at the end of the 1, 5,
                                            or 10 year period.

To derive the total return quotations from this formula, the percentage net change in the value of the $1,000 investment from the beginning of the period to the end of such period ("cumulative total return") is determined. Cumulative total returns simply reflect the change in value of an investment over a stated period. Since the accumulation unit value is a "total return" unit value that reflects the investment experience of the particular investment account of the separate account and all expense deductions made against the assets of the separate account, the ending value, or EV, of the $1,000 hypothetical investment is determined by applying the percentage change in the accumulation unit value over the period to the hypothetical initial payment of $1,000 less the current deductions from premiums (i.e., less contractowner transaction expenses, which are currently 0%). We then solve the equation for T to derive the average annual compounded rate of return for the separate account over the span of the period, and the resulting "total return" quotation is carried out to the nearest hundredth of one percent.

PERFORMANCE COMPARISONS

Performance information for the separate account and its investment accounts may be compared, in advertisements, sales literature, and reports to contractowners and annuitants, to the performance information reported by other investments and to various indices and averages. Such comparisons may be made with, but are not limited to: (1) Russell 1000, 2000, and 3000 indices, (2) the S&P 500, (3) the Dow Jones Industrial Average ("DJIA"), (4) Lipper Analytical Services, Inc. Mutual Fund Performance Analysis Reports and the Lipper General Equity Funds Average, (5) Money Magazine Fund Watch, (6) Business Week's Mutual Fund Scoreboard, (7) SEI Funds Evaluation Services Equity Fund Report, (8) CDA Mutual Funds Performance Review and CDA Growth Mutual Fund Performance Index, (9) Value Line Composite Average (geometric), (10) Wilshire 5000 Equity Index, (11) the Consumer Price Index, published by the U.S. Bureau of Labor Statistics (measurement of inflation), (12) VARDS, and (13) Morningstar, Inc. We may also discuss ratings or rankings received from these entities, accompanied in some cases by an explanation of those ratings or rankings, when applicable. In addition, advertisements may discuss the performance of the indices listed above.

The performance of the separate account also may be compared to other indices or averages that measure performance of a pertinent group of securities. Contractowners should keep in mind that the composition of the investments in the reported averages will not be identical to that of the separate account and that certain formula calculations (i.e., yield) may differ from index to index. In addition, there can be no assurance that the separate account will continue its performance as compared to such indices.

ILLUSTRATING COMPOUNDING, TAX DEFERRAL, AND EXPENSE DEDUCTIONS

We may illustrate in advertisements, sales literature and reports to contractowners or annuitants the effects of tax deferral and/or compounding of earnings on an investment in the separate account. We may do this using a hypothetical investment earning a specified rate of return. To illustrate the effects of compounding, we would show how the total return from an investment of the same dollar amount, earning the same or different interest rate, varies depending on when the investment was made. To illustrate the effects of tax deferral, we will show how the total return from an investment of the same dollar amount, earning the same or different interest rates, for individuals in the same tax bracket, would vary between tax-deferred and taxable investments.

We may also illustrate in advertisements, sales literature and reports to contractowners or annuitants the effect of an investment fund's expenses on total return over time. We may do this using a hypothetical investment earning a specified rate of return. We would show how the total return, net of expenses, from an investment of the same dollar amount in funds with the same investment results but different expense deductions varies increasingly over time. In the alternative, we would show the difference in the dollar amount of total expense charges paid over time by an investor in two or more different funds that have the same annual total return but different asset-based expense charges. We may also compare the separate account's expense charges to those of other variable annuities and other investment products.

STATEMENTS AND REPORTS

You will receive a confirmation statement each time you remit premiums, or make a transfer or cash withdrawal to or from the separate account. The statement will show the date and amount of each transaction. However, if you're using an automatic investment plan, you'll receive a statement confirming those transactions immediately following the end of each calendar quarter.

If you have any accumulations in the separate account, you will be sent a statement each quarter which sets forth the following:

     (1) Premiums paid during the quarter;

     (2) the number and dollar value of accumulation units in the separate account credited to the contractowner during the quarter and in total;

     (3) cash withdrawals from the separate account during the quarter; and

     (4) any transfers between the separate account and the fixed account during the quarter.

You will also receive, at least semi-annually, reports containing the financial statements of the TIAA-CREF Life Funds and a schedule of investments held by the TIAA-CREF Life Funds.

GENERAL MATTERS

ASSIGNMENT OF CONTRACTS

You can assign the contract at any time.

PAYMENT TO AN ESTATE, GUARDIAN, TRUSTEE, ETC.

We reserve the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity not a natural person. Neither TIAA-CREF Life nor the separate account will be responsible for the conduct of any executor, trustee, guardian, or other third party to whom payment is made.

BENEFITS BASED ON INCORRECT INFORMATION

If the amounts of benefits provided under a contract were based on information that is incorrect, benefits will be recalculated on the basis of the correct data. If any overpayments or underpayments have been made by the separate account, appropriate adjustments will be made.

PROOF OF SURVIVAL

We reserve the right to require satisfactory proof that anyone named to receive benefits under a contract is living on the date payment is due. If this proof is not received after a request in writing, the separate account will have the right to make reduced payments or to withhold payments entirely until such proof is received.

STATE REGULATION

TIAA-CREF Life and the separate account are subject to regulation by the New York State Superintendent of Insurance ("Superintendent") as well as by the insurance regulatory authorities of certain other states and jurisdictions.

TIAA-CREF Life and the separate account must file with the Superintendent periodic statements on forms promulgated by the New York State Insurance Department. The separate account books and assets are subject to review and examination by the Superintendent and the Superintendent's agents at all times, and a full examination into the affairs of the separate account is made at least every five years. In addition, a full examination of the separate account's operations is usually conducted periodically by some other states.

LEGAL MATTERS

All matters of applicable state law pertaining to the contracts, including TIAA-CREF Life's right to issue the contracts, have been passed upon by Charles
H. Stamm, Executive Vice President and General Counsel of TIAA and CREF. Sutherland, Asbill & Brennan LLP, Washington, D.C., has provided advice on certain matters relating to the federal securities laws.

EXPERTS


The financial statements of TIAA-CREF Life Insurance Company and the separate account included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing herein (which report on the financial statements of TIAA-CREF Life Insurance Company expresses an opinion that such financial statements are presented in conformity with statutory accounting practices, a comprehensive basis of accounting as described in Note 2, and not in conformity with generally accepted accounting principles), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP is located at 787 Seventh Avenue, New York, New York 10019.


ADDITIONAL CONSIDERATIONS

Over the past several years, TIAA and CREF have added many new investment vehicles to their line of products. The growing family of TIAA and CREF products is designed to provide additional investment options for those who want to diversify their holdings. Most experts recommend diversification as a good strategy for retirement and other long-term investing, both because a diversified portfolio offers a degree of safety from the volatility of specific markets, and because it allows the investor to benefit from the potential for growth in several different types of investments.

The TIAA-CREF Life Funds' Stock Index Fund offered by the separate account is suited for people who are seeking growth and are able to make long-term investments. Although past performance is no guarantee of future results, in the past stocks have outperformed many other types of investments. Investors who seek to counter the effects of inflation on their long-term investments should therefore consider investing in stocks. The Stock Index Fund could be an appropriate investment for someone who is seeking to supplement his or her retirement income, to purchase a retirement home, finance an extended trip, or build a fund for philanthropic purposes. Of course, there is no guarantee that the investment objective of that or any other fund will be met.

Before investing, you should consider whether your pension plan and social security payments will meet your retirement needs. You should look at your assets and liabilities to help determine whether you need to invest more money to help provide retirement income. You should consider how much time you have until retirement and the effect of inflation and taxes on your savings and investments. You should also keep in mind that experts say that people need 70% to 80% of their pre-retirement income to maintain the same standard of living after retirement. Before contributing to a contract, you should consider whether you have already reached your contribution limit on your 401(k) or 403(b) savings plans. Consult your tax advisor to learn more about these limits.

You should also consider what types of investments are best suited for you and your current needs. In particular, you should consider the tax treatment of a variable annuity as compared with a standard mutual fund product. With annuities, earnings generally grow tax-deferred and investors are provided the option of lifetime income upon retirement. However, annuities may have restrictions on withdrawals before age 59 1/2, and thus may not be suitable for goals other than retirement. We may compare annuities to mutual funds in sales literature and advertisements.

You should also consider the risks of any investment relative to its potential rewards. In particular, you should be aware of the risk that arises from market timing. Market timing is an investment technique whereby amounts are transferred from one category of investment to another (for example, from stocks to bonds) based upon a perception of how each of those categories of investments will perform relative to the others at a particular time. Investors who engage in market timing run the risk that they may transfer out of a type of investment with a rising market value or transfer into a type of investment with a falling market value. We do not endorse the practice of market timing.

The variety of issues to consider highlights the importance of the support and services that we provide. These services include: (1) retirement and life insurance planning expertise from professional counselors rather than commissioned salespeople; (2) detailed information through quarterly transaction reports, newsletters and other publications about retirement planning; and (3) seminars, individual counseling, an Information Center, and 24-hour automated toll-free numbers for transactions and inquiries. If you request it, we will send you periodic reminders to remit premiums to the contract.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission ("SEC"), under the 1933 Act, with respect to the contracts discussed in the Prospectus and in this Statement of Additional Information. Not all of the information set forth in the registration statement, and its amendments and exhibits has been included in the Prospectus or this Statement of Additional Information. Statements contained in this registration statement concerning the contents of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

FINANCIAL STATEMENTS

Audited financial statements of the separate account and TIAA-CREF Life follow.

TIAA-CREF Life's financial statements should be considered only as bearing upon TIAA-CREF Life's ability to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
TIAA-CREF Life Separate Account VA-1
AUDITED FINANCIAL STATEMENTS
  DECEMBER 14, 1998:
     Report of Independent Auditors.........................  B-10
     Statement of Assets and Liabilities....................  B-11
     Notes to Statement of Assets and Liabilities...........  B-12
TIAA-CREF Life Insurance Company
  (formerly, TIAA Life Insurance Company)
AUDITED STATUTORY-BASIS FINANCIAL STATEMENTS
  DECEMBER 31, 1997 AND 1996:
     Report of Management Responsibility....................  B-14
     Report of Independent Auditors.........................  B-15
     Balance Sheets.........................................  B-16
     Statements of Operations...............................  B-17
     Statement of Changes in Capital and Surplus............  B-18
     Statements of Cash Flows...............................  B-19
     Notes to Statutory-Basis Financial Statements..........  B-20
UNAUDITED STATUTORY-BASIS FINANCIAL STATEMENTS
  SEPTEMBER 30, 1998:
     Balance Sheet..........................................  B-26
     Statement of Operations................................  B-27
     Statement of Changes in Capital and Surplus............  B-28
     Statement of Cash Flows................................  B-29
     Notes to Statutory-Basis Financial Statements..........  B-30

ERNST & YOUNG LLP o 787 SEVENTH AVENUE, NEW YORK, NY 10019 o Phone: 212 773-3000



                         REPORT OF INDEPENDENT AUDITORS

To the Contractowner of
  TIAA-CREF Life Separate Account VA-1


We have audited the accompanying statement of assets and liabilities of TIAA-CREF Life Separate Account VA-1 (the "Account") as of December 14, 1998. This statement of assets and liabilities is the responsibility of the Account's management. Our responsibility is to express an opinion on the statement of assets and liabilities based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets and liabilities is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of assets and liabilities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of assets and liabilities presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the statement of assets and liabilities referred to above presents fairly, in all material respects, the financial position of TIAA-CREF Life Separate Account VA-1 at December 14, 1998, in conformity with generally accepted accounting principles.


                                                             [Ernst & Young LLP]

December 18, 1998

                      TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 14, 1998


ASSETS
  Investments, at cost......................................       $100,000
                                                                   --------

  Shares held in Stock Index Fund of TIAA-CREF Life Funds...          4,000
  Net asset value per share ("NAV").........................          24.04
                                                                   --------
  Investment, at value (Shares X NAV).......................         96,160
                                                                   --------
                                                TOTAL ASSETS         96,160
                                                                   --------

LIABILITIES
  Accrued expenses..........................................             11
                                                                   --------
                                           TOTAL LIABILITIES             11
                                                                   --------

NET ASSETS..................................................        $96,149
                                                                   ========

NUMBER OF ACCUMULATION UNITS OUTSTANDING....................          4,000
                                                                      =====

NET ASSET VALUE, PER ACCUMULATION UNIT......................         $24.04
                                                                     ======



               See notes to statement of assets and liabilities.

                      TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
                  NOTES TO STATEMENT OF ASSETS AND LIABILITIES

Note 1--Organization

TIAA-CREF Life Separate Account VA-1 (the "Account") was established by the TIAA-CREF Life Insurance Company ("TIAA-CREF Life"), as a separate investment account under New York law on July 27, 1998. TIAA-CREF Life, which commenced operations as a legal reserve life insurance company under the insurance laws of the State of New York on December 18, 1996, is a wholly-owned indirect subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), also a legal reserve life insurance company established under the insurance laws of the State of New York in 1918.


The Account is registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940, as amended. The Account invests in shares of the Stock Index Fund of TIAA-CREF Life Funds (the "Fund"), an open-end management investment company that was organized as a business trust under Delaware law on August 13, 1998. The investment objective of the Fund is favorable long-term return from a diversified portfolio selected to track the overall market for common stocks publicly traded in the United States, as represented by a broad stock market index.



The Account commenced operations on December 1, 1998 when TIAA-CREF Life purchased 4,000 Accumulation Units of the Account at $25 per Unit, for a total of $100,000. The Account then purchased 4,000 shares of the Fund. At December 14, 1998, TIAA-CREF Life retained the 4,000 Accumulation Units, with a total value of $96,149. The Account is expected to begin offering Accumulation Units to the public on January 4, 1999.



TIAA-CREF Life provides all administrative services for the Account. Teachers Personal Investors Services, Inc. ("TPIS"), an indirect subsidiary of TIAA, which is registered with the Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc., performs distribution functions for contracts pursuant to a Principal Underwriting and Administrative Services Agreement.


Note 2--Significant Accounting Policies

The preparation of the statement of assets and liabilities may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and related disclosures. Actual results may differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Account, which are in conformity with generally accepted accounting principles.

VALUATION OF INVESTMENTS: The market value of the investment in the Fund is based on the net asset value of the Fund as of the close of business on the valuation date.

ACCOUNTING FOR INVESTMENTS: Securities transactions are accounted for as of the date the securities are purchased or sold (trade date).

FEDERAL INCOME TAXES: Based on provisions of the Internal Revenue Code, no federal income taxes are attributable to the net investment experience of the Account.

                      TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
           NOTES TO STATEMENT OF ASSETS AND LIABILITIES--(Concluded)



Note 3--Expense Charges



Daily charges are deducted from the net assets of the Account for services required to administer the Account and the contracts, and to cover certain insurance risks borne by TIAA-CREF Life. The administrative expense charge is currently set at an annual rate of 0.20% of the average daily net assets of the Account. TIAA-CREF Life also imposes a daily charge for bearing certain mortality and expense risks in connection with the contracts equivalent to an annual rate of 0.10% of the average daily net assets of the Account.

                      REPORT OF MANAGEMENT RESPONSIBILITY

To the Board of Directors of
  TIAA Life Insurance Company:

The accompanying statutory-basis financial statements of TIAA Life Insurance Company ("TIAA Life") are the responsibility of management. They have been prepared on the basis of statutory accounting practices, a comprehensive basis of accounting comprised of accounting practices prescribed or permitted by the New York State Insurance Department. The financial statements of TIAA Life have been presented fairly and objectively in accordance with such statutory accounting practices.

TIAA Life has established and maintains a strong system of internal controls designed to provide reasonable assurance that assets are properly safeguarded and transactions are properly executed in accordance with management's authorization, and to carry out the ongoing responsibilities of management for reliable financial statements.

The accompanying statutory-basis financial statements of TIAA Life have been audited by the independent auditing firm of Ernst & Young LLP. The independent auditors' report, which appears on the following page, expresses an independent opinion on the fairness of presentation of these statutory financial statements.

                                              /s/      THOMAS G. WALSH
                                              ----------------------------------
                                                          President

[ERNST & YOUNG LLP LETTERHEAD]

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
  TIAA Life Insurance Company:

We have audited the accompanying statutory-basis balance sheet of TIAA Life Insurance Company ("TIAA Life") as of December 31, 1997, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the year then ended. These financial statements are the responsibility of TIAA Life's management. Our responsibility is to express an opinion on these financial statements based on our audit. TIAA Life's 1996 financial statements were audited by other auditors whose report dated March 11, 1997, expressed an adverse opinion as to their conformity with generally accepted accounting principles, because the financial statements were presented in accordance with statutory accounting practices prescribed or permitted by the New York State Insurance Department, and an unqualified opinion as to their conformity with such statutory accounting practices.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, TIAA Life prepares its financial statements in conformity with statutory accounting practices, which practices differ from generally accepted accounting principles. The differences between such statutory accounting practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 2.

In our opinion, because of the effects of the matter described in the preceding paragraph, the 1997 statutory-basis financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of TIAA Life at December 31, 1997 or the results of its operations or its cash flows for the year then ended.

However, in our opinion, the 1997 statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of TIAA Life at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with statutory accounting practices prescribed or permitted by the New York State Insurance Department.

                                                             [Ernst & Young LLP]

March 30, 1998

                          TIAA LIFE INSURANCE COMPANY
                         STATUTORY-BASIS BALANCE SHEETS

                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                      1997             1996
                                                                   -----------      -----------
ASSETS
Bonds.......................................................       $65,542,555      $ 4,254,167
Mortgages...................................................         9,236,910               --
Cash and short-term investments.............................         7,544,346        5,698,395
Investment income due and accrued...........................           854,894          107,667
Other assets................................................           181,268           10,819
                                                                   -----------      -----------
                                                TOTAL ASSETS       $83,359,973      $10,071,048
                                                                   ===========      ===========

LIABILITIES, CAPITAL AND SURPLUS
Policy reserves.............................................       $    36,768      $    43,553
Federal income taxes payable................................           201,533            8,624
Asset Valuation Reserve.....................................           187,864           11,187
Other liabilities...........................................            25,567            3,018
                                                                   -----------      -----------
                                           Total Liabilities           451,732           66,382
                                                                   -----------      -----------
Capital: 2,500 shares of $1,000 par value common stock
  issued and outstanding....................................         2,500,000        2,500,000
Additional paid-in capital..................................        77,500,000        7,500,000
Surplus.....................................................         2,908,241            4,666
                                                                   -----------      -----------
                                   Total Capital and Surplus        82,908,241       10,004,666
                                                                   -----------      -----------
                      TOTAL LIABILITIES, CAPITAL AND SURPLUS       $83,359,973      $10,071,048
                                                                   ===========      ===========

               See notes to statutory-basis financial statements.

                          TIAA LIFE INSURANCE COMPANY
                    STATUTORY-BASIS STATEMENTS OF OPERATIONS

                                                                                  DECEMBER 18, 1996
                                                                                    (COMMENCEMENT
                                                           FOR THE YEAR ENDED       OF OPERATIONS)
                                                           DECEMBER 31, 1997     TO DECEMBER 31, 1996
                                                           ------------------    --------------------
INCOME
Premiums.................................................      $    1,242              $43,888
Net investment income....................................       4,981,837               32,958
                                                               ----------              -------
TOTAL INCOME                                                    4,983,079               76,846
                                                               ----------              -------
EXPENSES
Policy benefits..........................................              39                  430
Increase (decrease) in policy reserves...................          (7,469)              43,553
Operating expenses.......................................         257,434                3,386
Expense allowance on reinsurance assumed.................             232                5,000
                                                               ----------              -------
TOTAL EXPENSES                                                    250,236               52,369
                                                               ----------              -------
INCOME BEFORE FEDERAL INCOME TAXES                              4,732,843               24,477
FEDERAL INCOME TAXES                                            1,651,906                8,624
                                                               ----------              -------
NET INCOME                                                     $3,080,937              $15,853
                                                               ==========              =======

               See notes to statutory-basis financial statements.

                          TIAA LIFE INSURANCE COMPANY
          STATUTORY-BASIS STATEMENT OF CHANGES IN CAPITAL AND SURPLUS

                                           CAPITAL       ADDITIONAL
                                            STOCK      PAID-IN CAPITAL     SURPLUS         TOTAL
                                          ----------   ---------------    ----------    ------------
Capital contribution....................  $2,500,000    $  7,500,000              --    $ 10,000,000
Net income..............................          --              --      $   15,853          15,853
Transfers to the Asset
  Valuation Reserve.....................          --              --         (11,187)        (11,187)
                                          ----------    ------------      ----------    ------------
BALANCE, DECEMBER 31, 1996..............   2,500,000       7,500,000           4,666      10,004,666
Net income..............................          --              --       3,080,937       3,080,937
Transfers to the Asset Valuation
  Reserve...............................          --              --        (176,677)       (176,677)
Change in valuation basis of policy
  reserves..............................          --              --            (685)           (685)
Capital contribution....................          --      90,000,000              --      90,000,000
Dividend to stockholder.................          --     (20,000,000)             --     (20,000,000)
                                          ----------    ------------      ----------    ------------
BALANCE, DECEMBER 31, 1997..............  $2,500,000    $ 77,500,000      $2,908,241    $ 82,908,241
                                          ==========    ============      ==========    ============

               See notes to statutory-basis financial statements.

                          TIAA LIFE INSURANCE COMPANY
                    STATUTORY-BASIS STATEMENTS OF CASH FLOWS

                                                                                     DECEMBER 18, 1996
                                                                                       (COMMENCEMENT
                                                            FOR THE YEAR ENDED         OF OPERATIONS)
                                                            DECEMBER 31, 1997       TO DECEMBER 31, 1996
                                                            ------------------      --------------------
CASH PROVIDED
By operating activities:
  Premiums...........................................          $      1,242             $    33,069
  Net investment income..............................             4,219,998                      --
                                                               ------------             -----------
                                       Total Receipts             4,221,240                  33,069
                                                               ------------             -----------
  Operating expenses.................................               253,632                   2,153
  Expense allowance on reinsurance assumed...........                   232                   5,000
  Federal income taxes...............................             1,477,675                      --
  Other, net.........................................                  (179)                 (1,025)
                                                               ------------             -----------
                                  Total Disbursements             1,731,360                   6,128
                                                               ------------             -----------
         Cash Provided (Used) by Operating Activities             2,489,880                  26,941
                                                               ------------             -----------
By investing activities:
  Repayment of mortgage principal....................                63,090                      --
  Net gains on short-term investments................                53,365                      --
                                                               ------------             -----------
                Cash Provided by Investing Activities               116,455                      --
                                                               ------------             -----------
By financing activities:
  Issuance of 2,500 shares of $1,000 par value common
     stock...........................................                    --               2,500,000
  Additional paid-in capital.........................            90,000,000               7,500,000
  Dividend to stockholder............................           (20,000,000)                     --
  Other, net.........................................              (170,448)                     --
                                                               ------------             -----------
                Cash Provided by Financing Activities            69,829,552              10,000,000
                                                               ------------             -----------
                                  TOTAL CASH PROVIDED            72,435,887              10,026,941
                                                               ------------             -----------
DISBURSEMENTS FOR NEW INVESTMENTS
Investments acquired:
  Bonds..............................................            61,289,936               4,328,546
  Mortgages..........................................             9,300,000                      --
                                                               ------------             -----------
                              TOTAL DISBURSEMENTS FOR
                                      NEW INVESTMENTS            70,589,936               4,328,546
                                                               ------------             -----------
                      INCREASE IN CASH AND SHORT-TERM
                                          INVESTMENTS             1,845,951               5,698,395
                      CASH AND SHORT-TERM INVESTMENTS
                               AT BEGINNING OF PERIOD             5,698,395                      --
                                                               ------------             -----------
                      CASH AND SHORT-TERM INVESTMENTS
                                       AT END OF YEAR          $  7,544,346             $ 5,698,395
                                                               ============             ===========

               See notes to statutory-basis financial statements.

                          TIAA LIFE INSURANCE COMPANY
                 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

Note 1--Organization

TIAA Life Insurance Company ("TIAA Life") commenced operations as a legal reserve life insurance company under the insurance laws of the State of New York on December 18, 1996. TIAA Life is a wholly-owned subsidiary of TIAA Holdings, Inc. ("THI"), which is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TIAA Life was formed for the purpose of providing insurance and savings products to employees of nonprofit educational and research organizations and their families.

Note 2--Significant Accounting Policies

TIAA Life's statutory-basis financial statements have been prepared on the basis of statutory accounting practices prescribed or permitted by the New York State Insurance Department ("Department"), a comprehensive basis of accounting that differs from generally accepted accounting principles ("GAAP"). The preparation of TIAA Life's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by TIAA Life.

VALUATION OF INVESTMENTS: Bonds, short-term investments (debt securities with maturities of one year or less at the time of acquisition), and mortgage loans, are stated at amortized cost. For loan-backed bonds and structured securities, amortized cost is determined using actual and anticipated cash flows under the retrospective method.

ACCOUNTING FOR INVESTMENTS: Investment transactions are accounted for as of the date the investments are settled (settlement date). Realized capital gains and losses on investment transactions are accounted for under the specific identification method.

POLICY RESERVES: Policy reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial formulas. The reserves established utilize assumptions for interest (at an average rate of approximately 3%), mortality and other risks insured. Such reserves establish a sufficient provision for all contractual benefits guaranteed under policy provisions.

ASSET VALUATION RESERVE: The Asset Valuation Reserve ("AVR"), which covers all invested asset classes, is an explicit liability reserve required by the National Association of Insurance Commissioners ("NAIC") and is intended to provide for potential future credit and equity losses. Formula calculations determine the required contribution amounts, and contributions to the AVR are reported as transfers from surplus.

                          TIAA LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(Continued)

Note 2--Significant Accounting Policies--(Continued)

INTEREST MAINTENANCE RESERVE: The Interest Maintenance Reserve ("IMR") is a liability reserve required by the NAIC which accumulates realized capital gains and losses resulting from interest rate fluctuations. Such capital gains and losses are amortized out of the IMR as an adjustment to net investment income over the remaining lives of the assets sold. All capital gains were fully amortized out of the IMR during 1997.

INCOME AND EXPENSES: Premiums, investment income and expenses are reported as incurred.

FEDERAL INCOME TAXES: The federal income tax provision in the accompanying statement of operations is based on taxes actually paid or anticipated to be paid with the tax return filing.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES: GAAP is a comprehensive basis of accounting that is comprised of the authoritative accounting pronouncements issued by the Financial Accounting Standards Board, its predecessor organization, the American Institute of Certified Public Accountants and other standard setting bodies. The differences between GAAP and statutory accounting practices would have a material effect on TIAA Life's financial statements, and the primary differences can be summarized as follows. Under GAAP:

- The AVR is eliminated and, if necessary, valuation allowances are established as contra assets based on asset-specific analyses rather than the formula-based AVR being reflected as a liability reserve;

- Policy acquisition costs are deferred and amortized over the lives of the policies issued rather than being charged to operations as incurred;

- Policy reserves are based on estimates of expected mortality and interest rather than being based on statutory mortality and interest requirements;

- Long-term bond investments considered to be "available for sale" are carried at fair value rather than at amortized cost.

Management believes that the effects of these differences on TIAA Life's financial statements would increase TIAA Life's total capital if GAAP were implemented.

Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 presentation.

                          TIAA LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(Continued)

Note 3--Investments

At December 31, 1997 and 1996, the carrying values (balance sheet amounts) and estimated market values of long-term bond investments, and gross unrealized gains and losses with respect to such market values, are shown below:


                                                            GROSS         GROSS        ESTIMATED
                                            CARRYING      UNREALIZED    UNREALIZED      MARKET
DECEMBER 31, 1997                             VALUE         GAINS         LOSSES         VALUE
-----------------                          -----------    ----------    ----------    -----------
U.S. Treasury securities and obligations
  of U.S. government agencies and
  corporations...........................  $ 5,579,661    $  394,125          --      $ 5,973,786
Corporate securities.....................   34,478,338     3,809,662          --       38,288,000
Asset-backed securities..................   25,484,556     1,116,194          --       26,600,750
                                           -----------    ----------     -------      -----------
          Total..........................  $65,542,555    $5,319,981          --      $70,862,536
                                           ===========    ==========     =======      ===========
DECEMBER 31, 1996
U.S. Treasury securities and obligations
  of U.S. government agencies and
  corporations...........................  $ 4,254,167            --     $94,167      $ 4,160,000
Corporate securities.....................           --            --          --               --
Asset-backed securities..................           --            --          --               --
                                           -----------    ----------     -------      -----------
          Total..........................  $ 4,254,167            --     $94,167      $ 4,160,000
                                           ===========    ==========     =======      ===========


The carrying values and estimated market values of long-term bond investments at December 31, 1997, by contractual maturity, are shown below:

                                                               CARRYING       ESTIMATED
                                                                 VALUE       MARKET VALUE
                                                              -----------    ------------
Due after ten years.........................................  $40,057,999    $44,261,786
Asset-backed securities.....................................   25,484,556     26,600,750
                                                              -----------    -----------
          Total.............................................  $65,542,555    $70,862,536
                                                              ===========    ===========

MORTGAGE LOAN INVESTMENTS: TIAA Life makes mortgage loans, principally collateralized by commercial real estate. TIAA Life's mortgage underwriting standards generally limit mortgage investments to first mortgage liens on completed income-producing properties for which the loan-to-value ratio at the time of closing generally ranges between 65% and 75%.

At December 31, 1997, the carrying value of the mortgage loan investment was $9,236,910. This mortgage loan is a shopping center located in the Southeast region and it will mature in 2012.

At December 31, 1997, there were no outstanding forward commitments for future long-term bond or mortgage investments.

                          TIAA LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(Continued)

Note 3--Investments--(Concluded)
ASSET VALUATION RESERVES: The AVR balances at December 31, 1997 and 1996 were comprised of the following asset-specific reserves:

                                                                1997       1996
                                                              --------    -------
Bonds.......................................................  $115,447    $11,187
Mortgages...................................................    72,417         --
                                                              --------    -------
          Total.............................................  $187,864    $11,187
                                                              ========    =======

Note 4--Investment Income and Capital Gains and Losses

NET INVESTMENT INCOME: For the periods ended December 31, 1997 and 1996, the components of net investment income were as follows:

                                                                 1997        1996
                                                              ----------    -------
Gross investment income:
  Bonds.....................................................  $2,957,262    $16,073
  Mortgages.................................................     411,140         --
  Cash and short-term investments...........................   1,623,643     17,215
                                                              ----------    -------
          Total.............................................   4,992,045     33,288
Less investment expenses....................................     (44,895)      (330)
                                                              ----------    -------
Net investment income before amortization of IMR gains......   4,947,150     32,958
Plus amortization of IMR gains..............................      34,687         --
                                                              ----------    -------
Net investment income.......................................  $4,981,837    $32,958
                                                              ==========    =======

REALIZED CAPITAL GAINS: For the year ended December 31, 1997, the realized capital gains on sales of short-term investments was $34,687, net of capital gains taxes of $18,678.

Note 5--Disclosures About Fair Value of Financial Instruments

The estimated fair value amounts of financial instruments presented in the following tables have been determined by TIAA Life using market information available as of December 31, 1997 and 1996 and appropriate valuation methodologies. However, considerable judgement is necessarily required to interpret market data in developing the estimates of fair value for financial instruments for which there are no available market value quotations. The estimates presented are not necessarily indicative of the

                          TIAA LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(Continued)

Note 5--Disclosures About Fair Value of Financial Instruments--(Concluded) amounts TIAA Life could have realized in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                               CARRYING       ESTIMATED
DECEMBER 31, 1997                                                VALUE       FAIR VALUE
-----------------                                             -----------    -----------
Bonds.......................................................  $65,542,555    $70,862,536
Mortgages...................................................    9,236,910      9,637,792
Cash and short-term investments.............................    7,544,346      7,544,346
DECEMBER 31, 1996
Bonds.......................................................  $ 4,254,167    $ 4,160,000
Cash and short-term investments.............................    5,698,395      5,698,395

BONDS: The fair values for publicly traded long-term bond investments are determined using quoted market prices.

MORTGAGES: The fair value of mortgages are determined with the assistance of an independent pricing service utilizing a discounted cash flow methodology based on coupon rates, maturity provisions and assigned credit ratings.

CASH AND SHORT-TERM INVESTMENTS: The carrying values are reasonable estimates of fair values.

INSURANCE CONTRACTS: TIAA Life's reinsurance agreement entails mortality risks and is, therefore, exempt from the fair value disclosure requirements related to financial instruments.

Note 6--Reinsurance Agreement

Effective December 18, 1996, TIAA Life entered into an indemnity reinsurance agreement with TIAA to reinsure a limited number of individual life insurance policies on a 50% coinsurance basis. In 1996, TIAA Life earned $43,888 in premiums for assuming these risks and paid TIAA a $5,000 expense allowance on the reinsurance assumed. In 1997, five additional individual life insurance policies were reinsured by TIAA Life on a 50% coinsurance basis. TIAA Life earned $1,242 in premiums for assuming these risks and paid TIAA a $232 expense allowance on the reinsurance assumed. As of December 31, 1997, all of TIAA Life's policy reserves are associated with these reinsured policies.

Note 7--Management Agreement

The majority of services for the operation of TIAA Life are provided, at cost, by TIAA pursuant to a Service Agreement. Expense reimbursement payments under the Service Agreement are made quarterly

                          TIAA LIFE INSURANCE COMPANY
           NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS--(Concluded)

Note 7--Management Agreement--(Concluded) by TIAA Life to TIAA based on estimated expenses. Payments are adjusted quarterly to reflect the actual expenses incurred.

Note 8--Contingencies

It is the opinion of management that any liabilities which might arise, over and above amounts already provided for in the financial statements, are not considered material in relation to TIAA Life's financial position or the results of its operations.

                        TIAA-CREF LIFE INSURANCE COMPANY
                    UNAUDITED STATUTORY-BASIS BALANCE SHEET
                               SEPTEMBER 30, 1998


ASSETS
Bonds.......................................................      $178,275,006
Mortgages...................................................        18,137,648
Cash and short-term investments.............................        55,697,140
Investment income due and accrued...........................         2,326,558
Other assets................................................           327,490
                                                                  ------------
                                                TOTAL ASSETS      $254,763,842
                                                                  ============

LIABILITIES, CAPITAL AND SURPLUS
Policy reserves.............................................      $     23,929
Federal income taxes payable................................           935,777
Asset Valuation Reserve.....................................           521,762
Other liabilities...........................................           309,998
                                                                  ------------
                                           Total Liabilities         1,791,466
                                                                  ------------
Capital stock:2,500 shares of $1,000 par value common stock
  issued and outstanding....................................         2,500,000
Additional paid-in capital..................................       242,500,000
Surplus.....................................................         7,972,376
                                                                  ------------
                                   Total Capital and Surplus       252,972,376
                                                                  ------------
                      TOTAL LIABILITIES, CAPITAL AND SURPLUS      $254,763,842
                                                                  ============

               See notes to statutory-basis financial statements.

                        TIAA-CREF LIFE INSURANCE COMPANY

               UNAUDITED STATUTORY-BASIS STATEMENT OF OPERATIONS


               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998


INCOME
Net investment income.......................................    $9,000,854
                                                                ----------
                                                TOTAL INCOME     9,000,854
                                                                ----------
DISTRIBUTION OF INCOME
Policy benefits.............................................          (264)
Increase (Decrease) in policy reserves......................       (12,839)
Operating expenses..........................................       661,738
                                                                ----------
                                TOTAL DISTRIBUTION OF INCOME       648,635
                                                                ----------
                          INCOME BEFORE FEDERAL INCOME TAXES     8,352,219
                                        FEDERAL INCOME TAXES     2,954,187
                                                                ----------
                                                  NET INCOME    $5,398,032
                                                                ==========

               See notes to statutory-basis financial statements.

                        TIAA-CREF LIFE INSURANCE COMPANY
               UNAUDITED STATUTORY-BASIS STATEMENT OF CHANGES IN
                              CAPITAL AND SURPLUS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998

                                         CAPITAL        ADDITIONAL
                                          STOCK       PAID-IN CAPITAL     SURPLUS         TOTAL
                                        ----------    ---------------    ----------    ------------
BALANCE, DECEMBER 31, 1997............  $2,500,000     $ 77,500,000      $2,908,241    $ 82,908,241
Net income............................          --               --       5,398,032       5,398,032
Transfers to the Asset Valuation
  Reserve.............................          --               --        (333,897)       (333,897)
Capital contribution..................          --      165,000,000              --     165,000,000
                                        ----------     ------------      ----------    ------------
BALANCE, SEPTEMBER 30, 1998...........  $2,500,000     $242,500,000      $7,972,376    $252,972,376
                                        ==========     ============      ==========    ============

               See notes to statutory-basis financial statements.

                        TIAA-CREF LIFE INSURANCE COMPANY
               UNAUDITED STATUTORY-BASIS STATEMENTS OF CASH FLOWS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998


CASH PROVIDED
By operating activities:
  Net investment income.....................................       $  7,508,733
                                                                   ------------
                                              Total Receipts          7,508,733
                                                                   ------------
  Operating expenses........................................            648,178
  Federal income taxes......................................          2,228,443
  Other, net................................................           (270,698)
                                                                   ------------
                                         Total Disbursements          2,605,923
                                                                   ------------
                       Cash Provided by Operating Activities          4,902,810
                                                                   ------------
By investing activities:
  Repayment of bonds........................................            162,478
  Repayment of mortgage principal...........................             99,262
  Net gains on short-term investments.......................             24,287
                                                                   ------------
                       Cash Provided by Investing Activities            286,027
                                                                   ------------
By financing activities:
  Additional paid-in capital................................        165,000,000
  Other, net................................................           (146,222)
                                                                   ------------
                       Cash Provided by Financing Activities        164,853,778
                                                                   ------------
                                         TOTAL CASH PROVIDED        170,042,615
                                                                   ------------
DISBURSEMENTS FOR NEW INVESTMENTS
Investments acquired:
  Bonds.....................................................        112,889,821
  Mortgages.................................................          9,000,000
                                                                   ------------
                                     TOTAL DISBURSEMENTS FOR
                                             NEW INVESTMENTS        121,889,821
                                                                   ------------
                             INCREASE IN CASH AND SHORT-TERM
                                                 INVESTMENTS         48,152,794
                             CASH AND SHORT-TERM INVESTMENTS
                                      AT BEGINNING OF PERIOD          7,544,346
                                                                   ------------
                             CASH AND SHORT-TERM INVESTMENTS
                                            AT END OF PERIOD       $ 55,697,140
                                                                   ============

               See notes to statutory-basis financial statements.

                        TIAA-CREF LIFE INSURANCE COMPANY
            NOTES TO UNAUDITED STATUTORY-BASIS FINANCIAL STATEMENTS


Note 1--Organization

TIAA-CREF Life Insurance Company commenced operations as a legal reserve life insurance company under the insurance laws of the State of New York on December 18, 1996, under its former name, TIAA Life Insurance Company ("TIAA Life"). TIAA Life changed its name to TIAA-CREF Life Insurance Company ("TIAA-CREF Life") on May 1, 1998. TIAA-CREF Life is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. (formerly TIAA Holdings, Inc.), which is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918.

Note 2--Significant Accounting Policies

TIAA-CREF Life's statutory-basis financial statements have been prepared on the basis of statutory accounting practices prescribed by the New York State Insurance Department ("Department"), a comprehensive basis of accounting that differs from generally accepted accounting principles ("GAAP"). The preparation of TIAA-CREF Life's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by TIAA-CREF Life.

VALUATION OF INVESTMENTS: Bonds, short-term investments (debt securities with maturities of one year or less at the time of acquisition), and mortgage loans are stated at amortized cost. For loan-backed bonds and structured securities, amortized cost is determined using actual and anticipated cash flows under the retrospective method.

ACCOUNTING FOR INVESTMENTS: Investment transactions are accounted for as of the date the investments are settled (settlement date). Realized capital gains and losses on investment transactions are accounted for under the specific identification method.

POLICY RESERVES: Policy reserves are determined in accordance with standard valuation methods approved by the Department and are computed in accordance with standard actuarial formulas. The reserves established utilize assumptions for interest (at an average rate of approximately 3%), mortality and other risks insured. Such reserves establish a sufficient provision for all contractual benefits guaranteed under policy provisions.

ASSET VALUATION RESERVE: The Asset Valuation Reserve ("AVR"), which covers all invested asset classes, is an explicit liability reserve required by the National Association of Insurance Commissioners ("NAIC") and is intended to provide for potential future credit and equity losses. Formula calculations determine the required contribution amounts, and contributions to the AVR are reported as transfers from surplus.

                        TIAA-CREF LIFE INSURANCE COMPANY
     NOTES TO UNAUDITED STATUTORY-BASIS FINANCIAL STATEMENTS -- (Continued)


Note 2--Significant Accounting Policies--(Concluded)
INTEREST MAINTENANCE RESERVE: The Interest Maintenance Reserve ("IMR") is a liability reserve required by the NAIC which accumulates realized capital gains and losses resulting from interest rate fluctuations. Such capital gains and losses are amortized out of the IMR as an adjustment to net investment income over the remaining lives of the assets sold. All net capital gains on short-term investments were fully amortized out of the IMR by the end of each period presented.

INCOME AND EXPENSES: Premiums, investment income and expenses are reported as incurred.

FEDERAL INCOME TAXES: The federal income tax provision in the accompanying statement of operations is based on taxes actually paid or anticipated to be paid with the tax return filing.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES: GAAP is a comprehensive basis of accounting that is comprised of the authoritative accounting pronouncements issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and other standard setting bodies. The differences between GAAP and statutory accounting practices could have a material effect on TIAA-CREF Life's financial statements, and the primary differences can be summarized as follows. Under GAAP:

- The AVR is eliminated and, if necessary, valuation allowances are established as contra assets based on asset-specific analyses rather than the formula-based AVR being reflected as a liability reserve;

- Policy acquisition costs are deferred and amortized over the lives of the policies issued rather than being charged to operations as incurred;

- Policy reserves are based on estimates of expected mortality and interest rather than being based on statutory mortality and interest requirements;

- Long-term bond investments considered to be "available for sale" are carried at fair value rather than at amortized cost.

Management believes that, if GAAP were implemented, these differences would increase TIAA-CREF Life's total capital.

                        TIAA-CREF LIFE INSURANCE COMPANY
     NOTES TO UNAUDITED STATUTORY-BASIS FINANCIAL STATEMENTS -- (Continued)


Note 3--Investments

At September 30, 1998 the carrying values (balance sheet amounts) of long-term bond investments are shown below:

                                                                  CARRYING
                                                                   VALUE
                                                                ------------
U.S. Treasury securities and obligations of U.S government
  agencies and corporations.................................    $  9,832,516
Corporate securities........................................     102,413,579
Asset-backed securities.....................................      51,225,082
Mortgage-backed securities..................................      14,803,829
                                                                ------------
          Total.............................................    $178,275,006
                                                                ============

At September 30, 1998, outstanding forward commitments for future long-term bond investments approximated $18,948,000, which is scheduled for disbursement in 1998. The funding of bond commitments is contingent upon the continued favorable financial performance of the potential borrowers.

The carrying values of long-term bond investments at September 30, 1998, by contractual maturity, are shown below:

                                                                  CARRYING
                                                                   VALUE
                                                                ------------
Due after five years through ten years......................    $ 19,405,933
Due after ten years.........................................      92,840,162
                                                                ------------
          Subtotal..........................................     112,246,095
Asset-backed securities.....................................      51,225,082
Mortgage-backed securities..................................      14,803,829
                                                                ------------
          Total.............................................    $178,275,006
                                                                ============

At September 30, 1998, the carrying values of long-term bond investments were diversified by industry classification as follows:

Manufacturing...............................................   29.6%
Asset-backed securities.....................................   28.7
Finance and financial services..............................   15.7
Mortgage-backed securities..................................    8.3
Government..................................................    5.5
Retail and wholesale trade..................................    5.5
Oil and gas.................................................    3.9
Other.......................................................    2.8
                                                              -----
          Total.............................................  100.0%
                                                              =====

                        TIAA-CREF LIFE INSURANCE COMPANY
     NOTES TO UNAUDITED STATUTORY-BASIS FINANCIAL STATEMENTS -- (Continued)


Note 3--Investments--(Concluded)
MORTGAGE LOAN INVESTMENTS: TIAA-CREF Life makes mortgage loans, principally collateralized by commercial real estate. TIAA-CREF Life's mortgage underwriting standards generally limit mortgage investments to first mortgage liens on completed income-producing properties for which the loan-to-value ratio at the time of closing is approximately at 65%.

The mortgage loan investments outstanding at September 30, 1998 are collateralized by shopping centers located in the Southeast region and are scheduled to mature in 2008 and 2012. At September 30, 1998, outstanding forward commitments for future mortgage loan investments approximated $9,400,000, which is scheduled for disbursement in 1998.

ASSET VALUATION RESERVES: The AVR balances at September 30, 1998 were comprised of the following asset-specific reserves:

Bonds.......................................................    $324,991
Mortgages...................................................     196,771
                                                                --------
          Total.............................................    $521,762
                                                                ========

Note 4--Investment Income and Capital Gains and Losses

NET INVESTMENT INCOME: For the period ended September 30, 1998, the components of net investment income were as follows:

Gross investment income:
Bonds.......................................................    $4,904,927
Mortgages...................................................       526,288
Cash and short-term investments.............................     3,632,507
                                                                ----------
          Total.............................................     9,063,722
Less investment expenses....................................      (78,655)
                                                                ----------
Net investment income before amortization of IMR gains......     8,985,067
Plus amortization of IMR gains..............................        15,787
                                                                ----------
Net investment income.......................................    $9,000,854
                                                                ==========

REALIZED CAPITAL GAINS AND LOSSES: For the period ended September 30, 1998, the net realized capital gains on sales of short-term investments were $15,787, net of capital gains taxes of $8,500.

                        TIAA-CREF LIFE INSURANCE COMPANY

     NOTES TO UNAUDITED STATUTORY-BASIS FINANCIAL STATEMENTS -- (Concluded)


Note 5--Reinsurance Agreement

Effective December 18, 1996, TIAA-CREF Life entered into an indemnity reinsurance agreement with TIAA to reinsure a limited number of individual life insurance policies on a 50% coinsurance basis. As of September 30, 1998, all of TIAA-CREF Life's policy reserves are associated with these reinsured policies.

Note 6--Management Agreement

The majority of services for the operation of TIAA-CREF Life are provided, at cost, by TIAA pursuant to a Service Agreement. Expense reimbursement payments under the Service Agreement are made quarterly by TIAA-CREF Life to TIAA based on estimated expenses. Payments are adjusted quarterly to reflect the actual expenses incurred.

Note 7--Contingencies

It is the opinion of management that any liabilities which might arise, over and above amounts already provided for in the financial statements, are not considered material in relation to TIAA-CREF Life's financial position or the results of its operations.

                           PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


         (a) Financial Statements


                  Part A:  None
                  Part B:  Includes the following financial
                           statements of the Separate Account and TIAA-CREF Life Insurance Company:

                           TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

                           Audited Financial Statements
                              December 14, 1998:
                                   Report of Independent Auditors
                                   Statement of Assets and Liabilities
                                   Notes to Financial Statements

                          TIAA-CREF LIFE INSURANCE COMPANY
                              (formerly, TIAA Life Insurance Company)

                          Audited Statutory-Basis Financial Statements
                              December 31, 1997 and 1996:
                                   Report of Management Responsibility
                                   Report of Independent Auditors
                                   Balance Sheets
                                   Statements of Operations
                                   Statement of Changes in Capital and Surplus
                                   Statement of Cash Flows
                                   Notes to Statutory-Basis Financial Statements

                          Unaudited Statutory-Basis Financial Statements
                              September 30, 1998:
                                   Balance Sheet
                                   Statement of Operations
                                   Statement of Changes in Capital and Surplus
                                   Statement of Cash Flows
                                   Notes to Statutory-Basis Financial Statements

         (b) Exhibits

                  (1) Resolutions of the Board of Directors of TIAA-CREF Life establishing the Registrant */

                  (2)      None


                  (3)      (A) Distribution Agreement by and among TIAA-CREF
                               Life, TIAA-CREF Life on behalf of the Registrant, and Teachers Personal Investors Services, Inc.
                               (TPIS) *



                           (B) Selling Agreement between TPIS and TIAA-CREF
                               Individual & Institutional Services, Inc. and Amendment thereto *



                  (4)      Form of Personal Annuity Select Contract *



                  (5)      Form of Application for Personal Annuity Select
                           Contract *



                  (6)      (A)      Charter of TIAA-CREF Life *



                           (B)      Bylaws of TIAA-CREF Life *


                  (7)      None


                  (8) Participation/Distribution Agreement with TIAA-CREF Life Funds *



                  (9)      Opinion of Charles H. Stamm, Esquire 1/



                  (10)     (A) Consent of Sutherland, Asbill & Brennan LLP 1/
                           (B) Consent of Ernst & Young LLP 1/
                           (C) Consent of Deloitte & Touche LLP 1/


                  (11)     None


                  (12)     Seed money memorandum *



                  (13)     N/A


                  (14)     Financial Data Schedule - not required
------------
*        Previously filed.
1/       Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

                                                                     Positions and Offices
Name and Principal Business Address                                  with the Depositor
Scott C. Evans                                                       Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Richard L. Gibbs                                                     Director, Executive Vice
TIAA-CREF Life Insurance Company                                     President and Chief
730 Third Avenue                                                     Financial Officer
New York, New York  10017-3206

Don W. Harrell                                                       Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Larry D. Hershberger                                                 Director, Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Matina S. Horner                                                     Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Martin L. Leibowitz                                                  Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

John J. McCormack                                                    Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

John A. Putney, Jr.                                                  Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

John A. Somers                                                       Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Charles H. Stamm                                                     Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, TIAA-CREF Life Separate Account VA-1 has duly caused this Registration Statement to be signed on its behalf, in the City of New York and State of New York on the 21st day of December, 1998.


                                TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

                                By:     TIAA-CREF Life Insurance Company
                                        (On behalf of the Registrant and itself)

                                        By:      /s/ Thomas G. Walsh
                                                 Thomas G. Walsh
                                                 President

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                Title                                   Date
/s/ Thomas G. Walsh                      President (Principal                    12/21/98
Thomas G. Walsh                          Executive Officer) and
                                         Director

/s/ Richard L. Gibbs                     Executive Vice President                12/21/98
Richard L. Gibbs                         and Chief Financial Officer
                                         (Principal Financial and
                                         Accounting Officer) and
                                         Director

Signature of Director                                      Date               Signature of Director                  Date
/s/ Scott C. Evans                                        12/21/98             /s/ John J. McCormack                 12/21/98
Scott C. Evans                                                                John J. McCormack

/s/ Dennis D. Foley                                       12/21/98             /s/ John A. Putney, Jr.               12/21/98
Dennis D. Foley                                                               John A. Putney, Jr.

/s/ Don W. Harrell                                        12/21/98             /s/ John A. Somers                    12/21/98
Don W. Harrell                                                                John A. Somers

/s/ Larry D. Hershberger                                  12/21/98             /s/ Charles H. Stamm                  12/21/98
Larry D. Hershberger                                                          Charles H. Stamm

/s/ Matina S. Horner                                      12/21/98             /s/ Leonard B. Zimmerman              12/21/98
Matina S. Horner                                                              Leonard B. Zimmerman

/s/ Martin L. Leibowitz                                   12/21/98
Martin L. Leibowitz

                                  EXHIBIT INDEX


(9)      Opinion of Charles Stamm, Esquire



(10)     (A) Consent of Sutherland, Asbill & Brennan LLP
         (B) Consent of Ernst & Young LLP
         (C) Consent of Deloitte & Touche LLP